QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 20, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

THE IMMUNE RESPONSE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0255679 (I.R.S. Employer Identification No.)

5931 Darwin Court, Carlsbad, California 92008
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John N. Bonfiglio, Ph.D.
Chief Executive Officer
The Immune Response Corporation
5931 Darwin Court
Carlsbad, California 92008
(760) 431-7080
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Hayden Trubitt Heller Ehrman White & McAuliffe LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122
(858) 450-8400

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective as determined by the selling stockholders.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.0025 par value(3)	9,344,572	$1.41	$13,175,846	$1,670

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based upon the average of the high and low sales prices of our common stock, as reported on the Nasdaq SmallCap Market, on May 17, 2004.

(2)
In accordance with Rule 416 under the Securities Act of 1933, we are also registering an indeterminate number of additional shares of common stock and other securities which may be issued from time to time in accordance with the adjustment provisions of the warrants.

(3)
Associated with the Common Stock are rights to purchase Series E Participating Preferred Stock that are not exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated May 20, 2004.

9,344,572 Shares

The Immune Response
Corporation

Common Stock

        The selling stockholders identified in this prospectus may sell up to 9,344,572 shares of our common stock. The selling stockholders may offer and sell their shares in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

        The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. See "Plan of Distribution." We will not receive any of the proceeds from the sale of the shares by the selling stockholders. Our common stock is quoted on The Nasdaq SmallCap Market under the symbol "IMNR." The last reported sale price of our common stock on The Nasdaq SmallCap Market on May 17, 2004 was $1.41 per share.

        Investing in our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 20, 2004.

FORWARD-LOOKING STATEMENTS

        Specific statements contained in this registration statement are forward-looking statements. Forward-looking statements can be identified by use of forward-looking terminology such as "believes," "expects," "may," "projects," "predicts," "intends," "will," "seeks," "should," "could" and "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Although we believe these statements are based upon reasonable assumptions, no assurance can be given that the future results covered by the forward-looking statements will be achieved. Forward-looking statements are subject to risks, uncertainties and other factors that may be outside of our control or that are not presently known to us and that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. The more significant risks, uncertainties and other factors are discussed under the heading "RISK FACTORS" in this prospectus, and prospective investors are urged to consider these factors carefully and in their entirety. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New factors may emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business and condition. If any of the following risks actually occur, our business, operations and condition could be adversely affected. In those cases, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our failure to successfully develop our product candidates, REMUNE®, IR103 and NeuroVax™, may cause us to cease operations

        We have not completed the development of any products. As part of our restructuring program announced in September 2002, we halted development of most of our products. Our other potential therapies, which were under development prior to September 2002, would require significant additional research and development efforts, funding and regulatory approvals if we recommence development in the future. We are dependent upon our ability to successfully develop REMUNE®, IR103 and NeuroVax™, and our failure to do so may cause us to cease operations.

        In May 1999 we discontinued a Phase III clinical endpoint trial of REMUNE® because differences in clinical endpoints were not observed between treatment groups and extending the trial would have been unlikely to provide sufficient additional clinical endpoints. The discontinuation of the Phase III trial has had a material adverse effect on us. Additionally, the most recent pivotal trial of REMUNE® conducted by our former collaborative partner, Pfizer, was discontinued by us. See "—Pfizer terminated its collaboration with us, which has hindered the continued development and commercialization of REMUNE®." We cannot assure you that any future Phase III trials of REMUNE® will be conducted. Furthermore, we cannot guarantee that we, or our corporate collaborators, if any, will ever obtain any regulatory approvals of REMUNE®.

        Before the cessation of the development efforts of most of our non-REMUNE® products in September 2002, our technologies and other potential therapies were at earlier stages of development than REMUNE® and had not been shown to be safe or effective. Some of our technologies have not been tested on humans. Even if we do continue development of our other potential products, regulatory authorities may not permit human testing of the potential products based on these technologies. Even if human testing were permitted, the products based on these technologies may not be successfully developed or shown to be safe or effective.

        The results of our preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial financial and other resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to develop any products. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both. None of our potential products may prove to be safe or effective in clinical trials. Approval by the Food and Drug Administration, or other regulatory approvals, including export license permissions, may not be obtained, and even if successfully developed and approved, our products may not achieve market acceptance. Any products resulting from our programs may not be successfully developed or commercially available for several years, if at all.

        Moreover, unacceptable toxicity or side effects could occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. Although preliminary research and clinical evidence have shown REMUNE® to be safe, the appearance of any unacceptable toxicity or side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market.

Our current cash position, significant financing requirements and limited access to financing may adversely affect our ability to develop products and continue operations

        We have never generated any revenue from product sales. As of March 31, 2004 (which was before we raised $11.9 million by the private placement in April 2004 of the shares being offered for resale by this prospectus), we had an accumulated deficit of approximately $314,389,000, cash and cash equivalents of only approximately $8,553,000 and working capital of only approximately $6,828,000. Because we do not anticipate generating any revenue from our products until at least the third quarter of 2008, if at all, we will continue to have negative cash flow and will need to raise substantial additional capital to fund our operations beyond this time. We will need to raise substantial funds to continue our operations and to conduct research and development, preclinical studies and clinical trials necessary to bring our potential products to market and to establish manufacturing and marketing capabilities.

        On April 30, 2004, we raised approximately $11,900,000 in gross proceeds through a private placement of common stock and warrants. We believe that our current resources are sufficient to fund our planned operations, including necessary capital expenditures and new clinical trials, for at least the next 12 months.

        We will continue to have limited cash resources. There can be no assurance that we will be successful in consummating any further financing transaction or, if consummated, that the terms and conditions will not be unfavorable to us.

        We could raise an additional $16,700,000 if all of the Class B warrants that were issued upon exercise of our Class A warrants are exercised. Our Class B warrants are redeemable by us if the price of our common stock is equal to or greater than $3.32 for ten consecutive trading days. However, there can be no assurances that our stock price will rise to $3.32 so as to enable us to call the Class B warrants for redemption, nor that (even in that event) all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

        In addition, we could raise an additional $11,800,000 if all the warrants issued in connection with the October 2003 private placement are exercised for cash. The warrants issued in the October 2003 private placement are redeemable by us if the price of our common stock is equal to or greater than $8.00 for 20 consecutive trading days. We believe the proceeds there from would provide us with sufficient funds to fund our planned operations, including capital improvements and new clinical trial costs, for an additional twelve months. However, there can be no assurances that our stock price will rise to $8.00 so as to enable us to call the warrants for redemption, nor that (even in that event) all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

        Additionally, we could raise an additional $7,100,000 if all the warrants issued in connection with the April 2004 private placement are exercised for cash. The warrants issued in the April 2004 private placement are exercisable by the holders at any time between November 2004 and November 2009 at $2.75 per share. However, there is no assurance that our stock price will rise to the $2.75 per share exercise price and/or that all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.

        On September 9, 2002, we commenced the implementation of a cost reduction strategy to focus our core competencies on efforts related to the research, development, commercialization and production of REMUNE®. The cost reductions related to research, administrative and operational costs have been offset by increased costs relating to increasing our production capabilities at our King of Prussia, Pennsylvania facility and conducting additional clinical trials.

        The timing and amount of our future capital requirements will depend on many factors, including (but not limited to):

  •
  our ability to raise additional funding and the amounts raised, if any;

  •
  the time and costs involved in obtaining regulatory approvals;

  •
  continued scientific progress in our research and development programs;

  •
  the scope and results of preclinical studies and clinical trials;

  •
  the cost of manufacturing scale-up;

  •
  the costs involved in filing, prosecuting and enforcing patent claims;

  •
  competing technological and market developments;

  •
  effective commercialization activities and arrangements;

  •
  the costs of defending against and settling lawsuits; and/or

  •
  other factors not within our control or known to us.

        Our access to capital could be limited if we do not progress in:

  •
  obtaining regulatory approvals;

  •
  our research and development programs;

  •
  our preclinical and clinical trials; or

  •
  scaling up manufacturing.

        Our access to capital also could be limited by:

  •
  overall financial market conditions;

  •
  applicable Nasdaq rules and federal and state securities laws;

  •
  the perfected security interest in our intellectual property in respect of the aggregate $7,208,000 in convertible promissory notes issued to affiliates and/or related parties of Kevin B. Kimberlin, (who is one of our directors and our principal stockholder) (See "An existing stockholder owns approximately 14.7% of our outstanding common stock and has the rights to acquire an additional 26,400,559 shares of our common stock, which could result in ownership of up to approximately 46.7% of our outstanding shares and could allow him to control or influence stockholder votes");

  •
  the effect of the potential for exercise of outstanding options and warrants exercisable into approximately 20,900,000 shares of common stock;

  •
  the effect of the potential for conversion of notes payable that were converted into approximately 688,000 shares of Series A Convertible Preferred Stock in January 2004. The Series A is initially convertible into 2,800,000 shares of common stock up to a maximum of 8,300,000 shares of common stock;

  •
  the effect of the potential for exercise of Class B warrants into approximately 9,400,000 shares of common stock; and

  •
  the issuance of the placement agent option to Spencer Trask Ventures, Inc., (an affiliate of Mr. Kimberlin) and its transferees that is exercisable for 1,913,939 shares of common stock and 1,437,658 Class A warrants, which are not redeemable by us.

An existing stockholder owns approximately 14.7% of our outstanding common stock and has the rights to acquire an additional 26,400,559 shares of our common stock, which could result in ownership of up to approximately 46.7% of our outstanding shares and could allow him to control or influence stockholder votes

        Kevin B. Kimberlin, a member of our Board of Directors, together with his affiliates and/or related parties, currently owns of record approximately 14.7% of our outstanding shares of common stock. He and they also have the right to acquire, through the conversions of notes and exercise of options and warrants beneficially owned by them, 26,400,559 additional shares. If the notes, options and warrants were to be converted and exercised in full, Mr. Kimberlin and his affiliates and/or related parties would own approximately 46.7% of our outstanding shares of common stock on a post-conversion/exercise basis. As a result of ownership of our common stock and the ability to acquire additional shares, Mr. Kimberlin and his affiliates and/or related persons have the ability to influence, and possibly control, substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. If your interests as a stockholder are different from his interests, you may not agree with his decisions and you might be adversely affected thereby.

The lengthy product approval process and uncertainty of government regulatory requirements may delay or prevent us from commercializing products. We must work to re-establish our credibility with the FDA

        Clinical testing, manufacture, promotion, export and sale of our products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state and foreign regulatory agencies. This regulation may delay or prevent us from commercializing products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, seizure or recall of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant premarket approval, withdrawal of marketing approvals and criminal prosecution.

        The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy and expensive. We may not receive necessary FDA clearances for REMUNE® or any of our other potential products in a timely manner, or at all. The length of the clinical trial process and the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety and efficacy of our products is uncertain.

        Even if additional Phase III clinical trials of REMUNE® are initiated and successfully completed, the FDA may not approve REMUNE® for commercial sale. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals. Regulatory requirements are evolving and uncertain. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our products. We may not be able to obtain the necessary approvals for clinical trials, manufacturing or marketing of any of our products under development. Even if commercial regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed.

        In addition, a marketed product is subject to continual FDA review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions.

        Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the FDA's Good Manufacturing Practices, or GMP, requirements. In complying with the FDA's GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that products meet applicable specifications and other requirements. Failure to comply and maintain compliance with the FDA's GMP requirements subjects manufacturers to possible FDA regulatory action and as a result may have a material adverse effect on us. We, or our contract manufacturers, if any, may not be able to maintain compliance with the FDA's GMP requirements on a continuing basis. Failure to maintain compliance could have a material adverse effect on us.

        The FDA has not designated expanded access protocols for REMUNE® as "treatment" protocols. The FDA may not determine that REMUNE® meets all of the FDA's criteria for use of an investigational drug for treatment use. Even if REMUNE® is allowed for treatment use, third party payers may not provide reimbursement for the costs of treatment with REMUNE®. The FDA also may not consider REMUNE® or any other of our products under development to be appropriate candidates for accelerated approval, expedited review or fast track designation.

        The timing and substance of most FDA discussions are, as a practical matter, discretionary. Past events have raised doubts in the minds of some persons at the FDA regarding our corporate credibility and the viability of REMUNE®. Our efforts to re-establish our credibility may not succeed; but if they don't, the FDA approvals that are indispensable, if we are to survive and succeed, may be delayed or denied despite any merit our applications may have.

        Marketing any drug products outside of the United States will subject us to numerous and varying foreign regulatory requirements governing the design and conduct of human clinical trials and marketing approval. Additionally, our ability to export drug candidates outside the United States on a commercial basis is subject to the receipt from the FDA of export permission, which may not be available on a timely basis, if at all. Approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may be even longer than that required to obtain FDA approval. Foreign regulatory approval processes include all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country, including those in Thailand.

        Specifically, before we will be permitted to export REMUNE® to Thailand for clinical use in that country, we need to meet a number of regulatory requirements. One of those requirements is that we must ensure that we can manufacture REMUNE® at our United States manufacturing facility in a manner that is in "substantial compliance" with current United States GMP requirements. We must provide the FDA with "credible scientific evidence" that REMUNE® would be safe and effective under the conditions of proposed use in Thailand. Furthermore, the Thailand FDA must (i) formally request the FDA to approve export of REMUNE® to Thailand, (ii) certify to the FDA that it is aware that REMUNE® is not approved in the United States or in any of several other countries with comprehensive drug review and approval systems and (iii) concur that the scientific evidence presented to the FDA is "credible scientific evidence that REMUNE® will be reasonably safe and effective" for use in Thailand. There can be no assurance, however, that we will successfully meet any or all of these requirements for the export of REMUNE®, and if we are unable to successfully meet all regulatory requirements, we will not be permitted by the FDA to export REMUNE® to Thailand for clinical use, even if the Thai government were to approve REMUNE® for clinical use which it has not yet done and might never do. There can be no assurance that Trinity Medical Group USA, Inc. and its affiliate, Trinity Medical Group, Co. Ltd., a Thailand company, collectively, Trinity, our collaborative partner, will be successful in its efforts to obtain regulatory approval from the Thailand FDA.

Technological change and competition may render our potential products obsolete

        The pharmaceutical and biotechnology industries continue to undergo rapid change, and competition is intense and we expect it to increase. Competitors may succeed in developing technologies and products that are more effective or affordable than any that we are developing or that would render our technology and products obsolete or noncompetitive. Many of our competitors have substantially greater experience, financial and technical resources and production and development capabilities than us. Accordingly, some of our competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than us for technologies and products that are more effective and/or affordable than any that we are developing.

Our lack of commercial manufacturing and marketing experience may prevent us from successfully commercializing products

        We have not manufactured any of our products in commercial quantities. We may not successfully make the transition from manufacturing clinical trial quantities to commercial production quantities or be able to arrange for contract manufacturing and this could prevent us from commercializing products or limit our profitability from our products. Even if REMUNE® is successfully developed and receives FDA approval, we have not demonstrated the capability to manufacture REMUNE® in commercial quantities. Except for REMUNE®, we have not demonstrated the ability to manufacture any of our treatments in large-scale clinical quantities. We rely on a third party for the final inactivation step of the REMUNE® manufacturing process. If the existing manufacturing operations prove inadequate, there can be no assurance that any arrangement with a third party can be established on a timely basis or that we can establish other manufacturing capacity on a timely basis.

        We have no experience in the sales, marketing and distribution of pharmaceutical or biotechnology products. Thus, our products may not be successfully commercialized even if they are developed and approved for commercialization and even if we can manufacture them. In addition, our competitors will have significantly greater marketing resources and power than we will.

        The manufacturing process of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our products can be manufactured only in a facility that has undergone a satisfactory inspection and certification by the FDA. For these reasons, we would not be able to quickly replace our manufacturing capacity if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if our manufacturing facilities are deemed not in compliance with the GMP requirements, and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would prevent us from successfully commercializing our products.

        We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services, we may encounter costs, delays and /or other difficulties in producing, packaging and distributing our clinical trials and finished product. Further, contract manufacturers must also operate in compliance with the GMP requirements; failure to do so could result in, among other things, the disruption of our product supplies. Our potential dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

Adverse determinations concerning product pricing, reimbursement and related matters could prevent us from successfully commercializing REMUNE® or any of our other products

        Our ability to earn revenue on REMUNE® or any other of our products will depend in part on the extent to which reimbursement for the costs of the products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations. Failure to obtain appropriate reimbursement may prevent us from successfully commercializing REMUNE® or any of our other products. Third-party payers are increasingly challenging the prices of medical products and services. If purchasers or users of REMUNE® or any of our other products are not able to obtain adequate reimbursement for the cost of using the products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products and whether adequate third party coverage will be available. In addition, many HIV patients live in poor countries, which may be unable to afford to pay substantial sums for their citizens' HIV therapies.

Our success may depend upon the acceptance of REMUNE® by the medical and HIV-activist communities

        Our ability to market and commercialize REMUNE® depends on the acceptance and utilization of REMUNE® by the medical and HIV-activist communities. Physician inertia may be a problem for us as it is for many emerging medical products companies. We will need to develop commercialization initiatives designed to increase awareness about us and REMUNE® among targeted audiences, including public health and AIDS activists and community-based outreach groups in addition to the investment community. Currently, we have not developed any commercialization initiatives. Without commercial acceptance of REMUNE®, the product upon which we are completely dependent, we may not be able to successfully commercialize REMUNE® or generate revenue.

Hazardous materials and environmental matters could expose us to significant costs

        We may be required to incur significant costs to comply with current or future environmental laws and regulations. Although we do not currently manufacture commercial quantities of our product candidates, we produce limited quantities of these products for our clinical trials. Our research and development and manufacturing processes involve the controlled storage, use and disposal of hazardous materials, biological hazardous materials and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of an incident, we could be held liable for any damages that result, and any liability could exceed our resources. Current or future environmental laws or regulations may have a material adverse effect on our operations, business and assets.

Pfizer terminated its collaboration with us, which has hindered the continued development and commercialization of REMUNE®

        We received in July 2001, a letter from Pfizer which indicated that Pfizer had elected to immediately terminate, in their entirety, all of its rights and obligations under our agreement with them. Our agreement with Pfizer permitted this termination. Although we retained all rights relating to REMUNE® upon Pfizer's termination, we lost a significant source of funding. Following the termination of our agreement with Pfizer, we decided not to proceed with one of our clinical trials of REMUNE® developed by Agouron (subsequently acquired by Pfizer). The termination of this agreement has had, and may continue to have, a material adverse effect on our stock price and, consequently, our ability to successfully raise additional capital.

We may be unable to enter into additional collaborations

        We are seeking additional collaborative arrangements to develop and commercialize our products. We may not be able to negotiate collaborative arrangements on favorable terms in the future, or at all, and our current or future collaborative arrangements may not be successful or continue.

        As collateral for the notes issued to parties affiliated with and/or related to Mr. Kimberlin, one of our directors and principal stockholders, such parties have a perfected security interest in our intellectual property. Pursuant to the security agreement, we must comply with covenants with respect to our intellectual property. The security interests and covenants could impair our ability to enter into collaborative and licensing arrangements.

Our patents and proprietary technology may not be enforceable and the patents and proprietary technology of others may prevent us from commercializing products

        We have a portfolio of 173 patents worldwide. Although we believe these patents to be protected and enforceable, the failure to obtain meaningful patent protection for our potential products and processes would greatly diminish the value of our potential products and processes.

        In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to our products. Patents we are not aware of may adversely affect our ability to develop and commercialize products. Also, our patents related to HIV therapy have expiration dates that range from 2010 to 2017 and our patents related to autoimmune diseases have expiration dates that range from 2010 to 2019. The limited duration of our patents could diminish the value of our potential products and processes, particularly since we do not expect to generate any revenue from our products sooner than the third quarter of 2008, if at all.

        The patent positions of biotechnology and pharmaceutical companies are often highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. We also rely upon non-patented trade secrets and know how, and others may independently develop substantially equivalent trade secrets or know how. We also rely on protecting our proprietary technology in part through confidentiality agreements with our current and former corporate collaborators, employees, consultants and some contractors. These agreements may be breached, and we may not have adequate remedies for any breaches. In addition, our trade secrets may otherwise become known or independently discovered by our competitors. Litigation may be necessary to defend against claims of infringement, to enforce our patents and/or to protect trade secrets. Litigation could result in substantial costs and diversion of management efforts regardless of the results of the litigation. An adverse result in litigation could subject us to significant liabilities to third parties, require disputed rights to be licensed or require us to cease using proprietary technologies. Our products and processes may infringe, or be found to infringe, on patents not owned or controlled by us. If relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in the patents, or be required to obtain licenses or redesign our products or processes to avoid infringement.

You could suffer substantial dilution of your investment as a result of past and future financings

        We will continue to have limited cash resources. Although our management recognizes the need to secure additional financing, there can be no assurance that we will be successful in consummating any financing transaction or, if consummated, that the terms and conditions of the financing will not be unfavorable to us.

        In the last three years we have issued very large numbers of shares, plus other securities convertible or exercisable for additional very large numbers of shares, in order to raise cash as required for our survival. Indeed, in 2003 alone, our weighted average number of shares outstanding nearly tripled. As a result, pre-existing stockholders have been substantially diluted. Any further near- term financings will almost certainly involve substantial dilution of outstanding equity.

        Several of our recent financings have been with related parties (affiliates of Mr. Kimberlin). Any further near-term financings may also be primarily with related parties.

        Any subsequent offerings may also require the creation or issuance of a class or series of stock that by its terms ranks senior to the common stock with respect to rights relating to dividends, voting and/or liquidation.

You could suffer substantial dilution of your investment if warrants and options to purchase common stock are exercised for common stock

        As of April 30, 2004 we had reserved approximately 5,000,000 shares of our common stock for potential issuance upon the exercise of stock options or purchases under our employee stock purchase plan. Issuance of any of these additional shares could substantially dilute your interest in us. Furthermore, we have warrants outstanding which, if exercised, will purchase approximately 25,500,000 shares of our common stock and approximately 6,600,000 shares are issuable upon conversion of our outstanding convertible notes, subject to adjustment. Additionally, our placement agent in the December 2002 private placement, and its transferees, hold unit options to purchase up to 1,913,939 shares of common stock and 1,437,658 Class A warrants, which are not redeemable by us, subject to adjustment. The Class A warrants are exercisable for additional shares of common stock and Class B warrants, subject to adjustment. In addition, we may issue up to 1,250,000 shares of our common stock to Trinity pursuant to our License and Collaboration Agreement. In addition, we will require substantial additional financings, which even if successful will probably require the issuance of very substantial amounts of potentially dilutive securities. See also "—You could suffer substantial dilution of your investment as a result of past and future financings."

Our stock may become delisted and subject to penny stock rules, which may make it more difficult for you to sell your securities

        If we are delisted from the Nasdaq for any reason, our common stock might be considered a penny stock under regulations of the Securities and Exchange Commission, or the SEC, and if so would be subject to rules that impose additional sales practice requirements on broker-dealers who buy and sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and warrants and your ability to sell our securities in the secondary market. We cannot assure you that we will be able to maintain our listing on the Nasdaq. Being delisted would also hurt our ability to raise additional financing.

Legal proceedings could require us to spend substantial amounts of money and impair our operations

        Since July 2001, several complaints have been filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of our common stock at various times between May 17, 1999 and July 6, 2001. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court and a consolidated, amended complaint was filed in July 2003. The consolidated, amended complaint names us and certain of our former officers as defendants, as well as Agouron Pharmaceuticals, Inc. and one of its officers. The consolidated, amended complaint alleges that we, Agouron and/or such officers violated federal securities laws by misrepresenting and failing to disclose certain information about the results of clinical trials of REMUNE®. On October 31, 2003 the defendants filed motions to dismiss the consolidated, amended complaint. The Court has not yet ruled on the motions. Although we intend to vigorously defend the actions, we cannot now predict or determine the outcome or resolution of these proceedings, or to estimate the amounts of, or potential range of, loss with respect to these proceedings. In addition, the timing of the final resolution of these proceedings is uncertain. The range of possible resolutions of these proceedings could include judgments against us or our former officers or settlements that could require substantial payments by us, which could have a material adverse impact on our consolidated financial position, results of operations and cash flows. These proceedings also might require substantial attention of our management team and therefore divert their time and attention from our business and operations.

Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult

        The approval of 66 2/3% of our voting stock is required to approve specified transactions and to take specified stockholder actions, including the calling of special meetings of stockholders and the amendment of any of the anti-takeover provisions, including those providing for a classified board of directors, contained in our certificate of incorporation. Further, pursuant to the terms of our stockholder rights plan, we have distributed a dividend of one preferred stock purchase right for each outstanding share of common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts. The substantial aggregate equity positions of Mr. Kimberlin and his affiliates and/or related parties would make a hostile takeover attempt very unlikely. The practical effect of these provisions is to require a party seeking control of us to negotiate with our Board of Directors, which could delay or prevent a change in control. These provisions could limit the price that investors might be willing to pay in the future for our securities and make attempts by stockholders to change management more difficult.

        We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.

We have a new management team. If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to successfully develop our technology

        Since 2001, we have replaced most of the key members of our executive management. There can be no assurances that we will not lose additional members of our executive management team or, if so, whether we would be able to hire adequate replacements.

        Additionally, our ability to conduct business, raise additional financing and commercialize REMUNE® or our other products may be hindered if we lose additional executive officers or experienced personnel with historical knowledge of our business, transactions, science and technology. Currently, our most experienced executive officer has been with us for less than two years.

        In addition, recruiting and retaining qualified scientific personnel to assist in scaling up our manufacturing facilities and performing future research and development work will be critical to our success. It has been particularly difficult for us to retain personnel in light of the performance of our common stock and the incurrence of substantial net operating losses. We do not have sufficient personnel to fully execute our business plan, and there is currently a shortage of skilled executives and scientists, which is likely to continue. As a result, competition for experienced executives and scientists from numerous companies and academic and other research institutions may limit our ability to hire or retain new executives and other qualified personnel on acceptable terms. If we fail to attract and retain sufficient qualified personnel, we may not be able to develop or implement our technology.

Product liability exposure may expose us to significant liability

        We face an inherent business risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure. We may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could hurt our financial performance. Even if we avoid liability exposure, significant costs could be incurred that could hurt our financial performance and condition.

DESCRIPTION OF THE CAPITAL STOCK

General

        We are authorized to issue 170,000,000 shares of common stock, $.0025 par value and 10,000,000 shares of preferred stock, $.001 par value. As of May 7, 2004 there were 48,246,664 shares of common stock outstanding held by approximately 1,072 stockholders of record.

Common Stock

        The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as the Board of Directors may from time to time determine. The shares of common stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Associated with the common stock are rights to purchase a Series E Participating Preferred Stock that are not exercisable or evidenced separately from the Common Stock prior to the occurrence of specified events. See—"Anti-Takeover Provisions—Stockholder Rights Plan" below.

Preferred Stock

        Under our Restated Certificate of Incorporation, we have authority to issue 10,000,000 shares of preferred stock, 20,000 shares of which have been designated as Series E Participating Preferred Stock and are reserved for issuance under our Stockholder Rights Plan. Our Board of Directors has the authority to issue the preferred stock in one or more series, and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividends rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of a series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

        On January 7, 2004, $3,899,000 of previously issued, related party convertible promissory notes plus accrued interest of approximately $219,000 were converted into 688,146 shares of Series A convertible preferred stock (Series A) at $5.984 per share. The holders of shares of Series A have the right to further convert each share of Series A into anywhere from four to twelve shares of common stock, depending on the date of conversion. The Series A votes with the holders of common stock as a single class. The Series A is entitled to three votes for each initial share of Series A received.

        The Series A has dividend and liquidation preferences over common stock holders. The holders of the Series A are entitled to receive cumulative dividends on each share of Series A at the rate of 9% per annum until the earliest of (i) July 7, 2006, (ii) the date the Series A is redeemed and (iii) the date the Series A is converted into common stock.

        In addition, the holders of Series A are entitled to protective provisions that require 66 2/3% of the outstanding Series A to approve, among other things, creating a new class of security with dividend or liquidation rights equal or senior to the Series A convertible preferred stock, a liquidation or recapitalization or increasing the number of shares reserved for issuance under our stock option plans to greater than 10% of our outstanding capital stock (on an as if converted, fully-diluted basis). The Series A also contains anti-dilution provisions.

Warrants

        Class B Warrants.    As of May 7, 2004, there were Class B warrants outstanding to purchase 9,413,107 shares of our common stock. Each Class B warrant will entitle the holder to purchase initially one share of our common stock. The Class B warrants have an initial exercise price of $1.77. These warrants contain provisions which adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification, consolidation or other specified dilutive issuances occurs. Both the exercise price and the number of securities issued upon exercise of a Class B warrant are subject to adjustments in some cases. The Class B warrants have a term of five years from their issuance. Upon 30 days prior written notice to the holders of the Class B warrants, we have the right, but not the obligation, to redeem from the holders the Class B warrants at any time after the date of issuance, at a price of $0.01 per Class B warrant, if the average of the closing bid prices of our common stock for any 10 consecutive trading days ending within 30 days prior to the date of the notice of redemption is greater than or equal to $3.32, subject to any stock splits, combinations or other adjustments.

        Placement Agent Warrants.    As of May 7, 2004, Spencer Trask, our placement agent in our December 2002 private placement, and its transferees, hold unit options exercisable for 1,826,764 shares of our common stock at an exercise price of $.67 per share; Class A warrants to purchase an aggregate of 1,368,648 of our common stock (these warrants having not been issued as of May 7, 2004) and Class B warrants to purchase an aggregate of 1,437,658 shares of our common stock (these warrants having not been issued as of May 7, 2004). The Class A and Class B warrants have an initial exercise price of $1.33 and $1.77 per share, respectively. Further, as of May 7, 2004, Spencer Trask and its transferees hold issued and outstanding Class A and Class B warrants to purchase an aggregate of 69,010 and 14,761 shares of our common stock, respectively.

        October 2003 Private Placement Warrants.    As of May 7, 2004, there were warrants outstanding to purchase 3,564,356 shares of our common stock which warrants were issued in connection with the private placement that we completed in October 2003. The warrants have an initial exercise price of $3.32 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. These warrants will expire, if not earlier exercised or redeemed, on October 10, 2008. Upon five (5) business days' prior written notice to the holders of the warrants, we shall have the right, but not the obligation, to redeem from the holders the warrants at any time after the date of issuance, at a price of $0.05 per warrant, if the average of the closing bid prices of our common stock for any 20 consecutive trading days is greater than or equal to $8.00, subject to any stock splits, combinations or other adjustments.

        April 2004 Private Placement Warrants.    As of May 7, 2004, there were warrants outstanding to purchase 2,573,143 shares of our common stock which warrants were issued in connection with the private placement that we completed in April 2004. The warrants have an initial exercise price of $2.75 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. These warrants will expire, if not earlier exercised or redeemed, on November 11, 2009.

        Other Outstanding Warrants.    In addition, as of May 7, 2004, other warrants to purchase an aggregate of 9,929,768 shares of our common stock were outstanding at a weighted average exercise price of $1.69 per share. These warrants contain provisions that adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs.

Anti-Takeover Provisions

        Stockholder Rights Plan.    We have a Stockholder Rights Plan pursuant to which preferred stock rights were distributed to stockholders on the basis of one right for each share held. One right will also attach to each share of common stock issued by us after today but before the distribution date.

        In general, the rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of our common stock. Once exercisable, each right entitles its holder to purchase our common stock from us at a 50% discount upon payment of an exercise price of $150 or, in the event of certain business combinations, each right entitles its holder to purchase common stock of an acquiror at a 50% discount. Under certain conditions, the rights may be redeemed by our Board of Directors in whole, but not in part, at a price of $0.01 per right. The rights are not currently exercisable, have no voting privileges and are attached to and automatically trade with our common stock. The rights expire on the earliest of (a) February 26, 2012, (b) consummation of a merger transaction with a person or group who acquired common stock pursuant to a transaction approved by a majority of the disinterested members of our board of directors, and (c) redemption of the rights.

        These rights, if exercised, would cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors. See "Risk Factors—Our Certificate of Incorporation and Bylaws Include Provisions That Could Make Attempts by Stockholders to Change Management More Difficult."

        Delaware Law.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prevents Delaware corporations, including those that are listed on the Nasdaq SmallCap Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," that is, a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any 15% stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

  •
  the transaction that resulted in the stockholder becoming an "interested stockholder" was approved by the board of directors prior to the date the "interested stockholder" attained its status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after business combination is approved by the board of directors and by an affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the "interested stockholder."

        A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of Section 203. This statute could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

See "Risk Factors—Our Certificate of Incorporation and Bylaws Include Provisions That Could Make Attempts by Stockholders to Change Management More Difficult."

        Charter and Bylaw Provisions.    Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:

  •
  our Board of Directors has three classes of directors with staggered three-year terms;

  •
  the authority of our Board of Directors to issue up to almost 10,000,000 shares of preferred stock and to determine the price and the rights, preferences and privileges of these shares, without stockholder approval; and

  •
  all stockholder action must be effected at a duly called meeting of stockholders and not by written consent.

        These provisions may have the effect of delaying or preventing a change of control.

        Our Certificate of Incorporation and Bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of delaying or preventing changes in our management. See "Risk Factors—Our Certificate of Incorporation and Bylaws Include Provisions That Could Make Attempts by Stockholders to Change Management More Difficult."

        Option Acceleration.    The unvested portion of each of our officer's stock options under our equity incentive plans becomes fully vested and exercisable if we are acquired and the officer is thereafter terminated without cause, forced to change the principal place of performance of the officer's responsibilities and duties or placed in a position with a material reduction in the officer's responsibilities and duties.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for shares of our common stock is Computershare Trust Company, Inc.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. All proceeds from the sale of the resale securities will be solely for the accounts of the selling stockholders. However, we will receive the exercise price if the selling stockholders exercise their warrants. We cannot be certain as to when and if all of these warrants will be exercised. Also, even if they are exercised, we cannot be certain as to the amount of the net proceeds we will actually receive from exercises because, under certain circumstances, the warrants may be exercised pursuant to cashless net exercise provisions contained in the warrants.

SELLING STOCKHOLDERS

        This prospectus relates to the offer for resale from time to time by certain of our stockholders of the following shares of our common stock:

  •
  up to 6,771,429 shares of our common stock; and

  •
  up to 2,031,429 shares of our common stock acquired by holders of common stock warrants who exercise their warrants pursuant to our April 30, 2004 private placement.

  •
  up to 541,714 shares of our common stock acquired by holders of common stock warrants, originally issued to our placement agent, who exercise their warrants pursuant to our April 30, 2004 private placement.

        The following table sets forth:

  •
  the names of the selling stockholders;

  •
  the numbers of and percentages of shares of our common stock (including shares of common stock issuable upon exercise of warrants) that the selling stockholders beneficially owned as of the date set forth in the table; and

  •
  the numbers and percentages of shares of our common stock to be beneficially owned by the selling stockholders after the resale of all such securities.

        The numbers of securities in the column "Shares of Common Stock Being Offered," represents all of the shares of common stock that each selling security holder may offer for resale under this prospectus. We do not know how long the selling stockholders will hold the securities before selling them or how many shares they will sell.

        This table is prepared solely based on information supplied to us by the listed selling stockholders. The applicable percentages of beneficial ownership are based on an aggregate of 48,246,664 shares of our common stock issued and outstanding on May 7, 2004, adjusted as required by rules promulgated by the SEC. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity prior to and after the offering, we deemed outstanding shares of common stock subject to options and shares of common stock subject to warrants held by that person or entity that are currently exercisable or exercisable within 60 days of May 7, 2004. In addition, in computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership before and after the offering, we assumed that the placement agent options to purchase common stock and the warrants for common stock are exercisable within

60 days of May 7, 2004. For each of the foregoing calculations, however, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares of Common Stock Beneficially Owned at May 7, 2004			Shares Beneficially Owned After Sale of Common Stock
			Shares of Common Stock Being Offered
Selling Security Holder
	Number	Percent		Number	Percent
Basso Equity Opportunity Holding Fund Ltd.(1)	62,500	*	81,250	0	*
Basso Multi-Strategy Holding Fund Ltd.(1)	187,500	*	243,750	0	*
Albert Fried Jr.(1)	150,000	*	195,000	0	*
Bristol Investment Fund, Ltd.(1)(2)	483,734	1.0%	371,428	198,020	*
Capital Ventures International(1)	285,715	*	371,430	0	*
Cranshire Capital, L.P. (1)(2)	471,358	1.0%	371,428	185,644	*
Crescent International Ltd. (1)(2)(4)	448,515	*	390,000	148,515	*
DKR SoundShore Oasis Holding Fund Ltd.(1)	142,857	*	185,714	0	*
Fountainhead Fund(1)	100,000	*	130,000	0	*
Code Blue Holdings, Inc.(1)	30,000	*	39,000	0	*
Zachary Prensky(1)	60,000	*	78,000	0	*
Wolf & Carolyn Prensky JTWROS(1)	10,000	*	13,000	0	*
Langley Partners, L.P. (1)(2)	505,149	1.0%	351,000	235,149	*
Omicron Master Trust(1)(2)(3)	961,810	2.0%	928,570	247,525	*
Provident Premier Master Fund Ltd.(1)	571,429	1.2%	742,858	0	*
Portside Growth and Opportunity Fund(1)(2)	409,476	*	371,428	123,762	*
Rodman & Renshaw, LLC(1)(2)	922,632	1.9%	1,098,859	494,059	1.0%
RHP Master Fund, Ltd.(1)	142,857	*	185,714	0	*
Smithfield Fiduciary LLC(1)(2)	204,739	*	185,716	61,881	*
Spencer Trask Illumination Fund LLC(1)(5)	342,857	*	445,714	0	*
Stonestreet, LP(1)(2)	409,476	*	371,428	123,762	*
Sunrise Partners Limited Partnership(1)	142,857	*	185,714	0	*
The Tail Wind Fund Limited(1)(2)	880,835	1.8%	742,858	309,406	*
Topaz Partners(1)	571,429	1.2%	742,858	0	*
TCMP3 Partners(1)(2)	213,308	*	196,855	61,881	*
Ursus Capital L.P.(1)	192,140	*	186,940	48,340	*
Ursus Offshore Ltd.(1)	143,360	*	138,060	37,160	*

TOTAL	9,046,533	17.9%	9,344,572	2,275,104	4.5%

*
Indicates less than one percent (1%).

(1)
The amounts shown under the column entitled Shares of Common Stock Beneficially Owned on May 7, 2004 excludes, and the column entitled Shares of Common Stock Being Offered includes, shares of common stock that may be acquired on or after November 11, 2004, through the exercise of common stock warrants issued in our April 2004 private placement, as follows: Basso Equity Opportunity Holding Fund Ltd. 18,750 shares; Basso Multi-Strategy Holding Fund Ltd. 56,250 shares; Albert Fried Jr. 45,000 shares; Bristol Investment Fund, Ltd. 85,714 shares; Capital Ventures International 85,715 shares; Cranshire Capital, L.P. 85,714 shares; Crescent International Ltd. 90,000 shares; DKR SoundShore Oasis Holding Fund Ltd. 42,857 shares; Fountainhead Fund 30,000 shares; Code Blue Holdings, Inc. 9,000 shares; Zachary Prensky 18,000 shares; Wolf & Carolyn Prensky JTWROS 3,000 shares; Langley Partners, L.P. 81,000 shares; Omicron Master Trust 214,285 shares; Provident Premier Master Fund Ltd. 171,429 shares; Portside Growth and Opportunity Fund 85,714 shares; Rodman & Renshaw, LLC 670,286 shares; RHP Master Fund, Ltd. 42,857 shares; Smithfield Fiduciary LLC 42,858 shares; Spencer Trask

  Illumination Fund LLC 102,857 shares; Stonestreet, LP 85,714 shares; Sunrise Partners Limited Partnership 42,857 shares; The Tail Wind Fund Limited 171,429 shares; Topaz Partners 171,429 shares; TCMP3 Partners 45,428 shares; Ursus Capital L.P. 43,140 shares; and Ursus Offshore Ltd. 31,860 shares.

(2)
The amounts shown include shares of common stock that may be acquired currently or within 60 days after May 7, 2004, through the exercise of common stock warrants issued in our October 2003 private placement, as follows: Bristol Investment Fund, Ltd. 198,020 shares; Cranshire Capital, L.P 185,644 shares; Crescent International Ltd. 148,515 shares; Langley Partners, L.P. 235,149 shares; Omicron Master Trust 247,525 shares; Portside Growth and Opportunity Fund 123,762 shares; Rodman & Renshaw, LLC 494,059 shares; Smithfield Fiduciary LLC 61,881 shares; Stonestreet, LP 123,762 shares; The Tail Wind Fund Limited 309,406 shares; and TCMP3 Partners 61,881 shares.

(3)
Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

(4)
Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares.

(5)
Excludes shares beneficially owned by persons controlling this stockholder (including Kevin Kimberlin) and persons under common control with this stockholder (including Cheshire Associates, LLC).

        Except for Rodman & Renshaw, Inc., which acted as our placement agent in the October 2003 and the April 2004 private placement; Spencer Trask Ventures, Inc. (and any affiliates and/or related persons thereof including Cheshire Associates, LLC and our director Kevin Kimberlin), which acted as our placement agent in the July 7, 2003 private placement; and for obligations which arose out of the agreements dated as of October 2002 and December 2002 by and among us and the selling stockholders in connection with our private placement of units completed on December 10, 2002, there has been, to our knowledge, no material relationship between any of the selling stockholders and us in the past three years.

PLAN OF DISTRIBUTION

        The selling stockholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

        In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

        We are required to pay certain fees and expenses we incur incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        Because selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

        We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect, (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect, or (iii) twenty-four months after the date of this prospectus. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

        We will not receive any net proceeds from the sale of shares by the selling stockholders.

LEGAL MATTERS

        Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Heller Ehrman White & McAuliffe LLP, San Diego, California.

EXPERTS

        The consolidated financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding substantial doubt of our ability to continue as a going concern), and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may inspect and copy our registration statement on Form S-3 of which this prospectus is a part, as well as reports, registration statements, proxy and information statements and other information filed by us, at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a World Wide Web site at http://www.sec.gov that contains reports, registration statements, proxy and information statements, and other information regarding registrants, like us, that file electronically.

        The SEC allows us to "incorporate by reference" information in this prospectus and other information that we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update, amend and/or replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we have registered have been resold:

  1.
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

  2.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and Current Reports on Form 8-K filed on February 11 and May 3, 2004;

  3.
  The description of our common stock set forth in the registration statement on Form 8-A filed with the SEC on March 30, 1990; and

  4.4.
  The description of our Preferred Stock Purchase Rights for Series E Participating Preferred Stock, par value $0.001, set forth in the registration statement on Form 8-A filed with the SEC on March 4, 1992, together with Amendments Nos. 1, 2, 3 and 4 on Form 8-A/A filed with the SEC on December 26, 2001, December 26, 2001, February 21, 2002 and October 28, 2003, respectively.

        If you make a request for this information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for this information should be submitted in writing to: The Immune Response Corporation, 5931 Darwin Court, Carlsbad, California, 92008, Attention: Secretary; or by calling us at (760) 431-7080.

        You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus may be used only where it is legal to sell the common stock of The Immune Response Corporation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of the common stock of The Immune Response Corporation.

THE IMMUNE
RESPONSE
CORPORATION

9,344,572 Shares of
Common Stock

PROSPECTUS

May 20, 2004

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated fees and expenses expected to be incurred in connection with the issuance and distribution of the securities being registered:

Registration fee—SEC	$1,670
Printing, duplicating and engraving expenses	$5,000
Legal fees and expenses	$15,000
Accounting fees and expenses	$12,000
Miscellaneous	$2,500
Total	$36,170

        We will bear all of the expenses shown above. All amounts, other than the SEC registration fee, are estimated solely for the purpose of this registration statement.

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Our Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Delaware General Corporation Law provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under a by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

        Article VII of our Restated Certificate of Incorporation, as amended, and Article V of our Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law. In addition, we have entered into separate indemnification agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16. Exhibits.

Exhibit Number		Description
5.1	*	Opinion of Heller Ehrman White & McAuliffe LLP
10.1		Securities Purchase Agreement dated as of April 29, 2004
10.2		Form of Warrant (included in Exhibit 10.1)
10.3		Registration Rights Agreement dated as of April 29, 2004
23.1		Consent of BDO Seidman, LLP
23.2	*	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-3 of this Form S-3)

*
To be filed by amendment.

Item 17. Undertakings.

        Insofar as indemnification for liabilities arising under the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        We hereby undertake:

          (1)   To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

          (2)   That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   For purposes of determining any liability under the Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 which is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on May 20, 2004.

THE IMMUNE RESPONSE CORPORATION
By:	/s/ JOHN N. BONFIGLIO John N. Bonfiglio Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints John N. Bonfiglio and Michael K. Green, and each of them individually, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, with full powers to each of them, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933 as amended, of securities of the registrant, and to file or cause to be filed the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, lawfully do or cause to be done by virtue thereof, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This Power of Attorney may be executed in counterparts.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Dated: May 20, 2004	/s/ JOHN N. BONFIGLIO John N. Bonfiglio Chief Executive Officer, Director (Principal Executive Officer)
Dated: May 20, 2004	/s/ MICHAEL K. GREEN Michael K. Green Vice President of Finance, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
Dated: May 20, 2004	/s/ JAMES B. GLAVIN James B. Glavin Chairman of the Board of Directors

Dated: May 20, 2004	/s/ KEVIN L. REILLY Kevin L. Reilly Director
Dated: May 20, 2004	/s/ KEVIN B. KIMBERLIN Kevin B. Kimberlin Director
Dated: May 20, 2004	/s/ MARTYN D. GREENACRE Martyn D. Greenacre Director
Dated: May 20, 2004	/s/ ALAN S. ROSENTHAL Alan S. Rosenthal Director
Dated: May 20, 2004	/s/ DAVID P. HOCHMAN David P. Hochman Director

EXHIBITS

Exhibit Number		Description
5.1	*	Opinion of Heller Ehrman White & McAuliffe LLP
10.1		Securities Purchase Agreement dated as of April 29, 2004
10.2		Form of Warrant (included in Exhibit 10.1)
10.3		Registration Rights Agreement dated as of April 29, 2004
23.1		Consent of BDO Seidman, LLP
23.2	*	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-3 of this Form S-3)

*
To be filed by amendment.

QuickLinks

FORWARD-LOOKING STATEMENTS
RISK FACTORS
DESCRIPTION OF THE CAPITAL STOCK
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBITS